[redacted]

SECU 14045031 ISSION

SEC MAIL PROCESSING RECEIVED JAN 2 8 2014 WASH., D.C. 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helvea Inc.

OFFICIAL USE ONLY
132007
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, Suite 2501
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Morgan Deane 41 22 354 9159
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morgan Deane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helvea Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer & General Counsel

Title

ROLA BARGHOUTI
Notary Public, State of New York
No. 01BA6254887
Qualified in Queens County
Commission Expires January 23, 2016

1/24/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

Helvea Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Act
December 31, 2013
(expressed in US dollars)

pwc

Independent Auditor's Report

To the Shareholder of
Helvea Inc.:

We have audited the accompanying financial statements of Helvea Inc. (the "Company"), which comprise the balance sheet as of December 31, 2013, and the related statements of operations, of changes in shareholder's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Helvea Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Schedule of Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 27, 2014

Helvea Inc.

Balance Sheet

As of December 31, 2013

(expressed in US dollars)

Assets

Cash and cash equivalents	$ 5,970,296
Accounts receivable	227,331
Prepaid expenses	107,939
Income tax receivable	120,192
Deferred tax asset	10,190
Property and equipment, net	28,184
	$ 6,464,132

Liabilities

Current liabilities	
Accounts payable and accrued liabilities	346,412
Income tax payable	107,095
	$ 453,507

Shareholder's Equity

Capital stock	364,950
Additional paid-in capital	326,613
Retained earnings	5,319,062
	6,010,625
	$ 6,464,132

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Operations

For the year ended December 31, 2013

(expressed in US dollars)

Revenue	
Commissions	$ 5,918,705
Research services	966,167
Interest Income	4,355
Foreign exchange gain, net	106,969
Gain on disposal of property and equipment	4,269
	7,000,465
Expenses	
Salaries and related expenses	1,428,521
Commissions	3,883,744
Professional fees	488,121
Travel, meals and entertainment	419,653
Information services	189,631
EDP maintenance and development	4,420
Telecommunications	60,927
Rent and related expenses	340,950
Business and other taxes	60,088
General office expenses	29,991
Amortization	27,543
Memberships and registration fees	87,186
Miscellaneous expenses	10,317
	7,031,092
Loss before income taxes	(30,627)
Provision for income taxes	
Current	197,132
Deferred	0
	197,132
Net loss	$ (227,759)

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2013

(expressed in US dollars)

	Capital stock				
	Number of Class A common shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance as of December 31, 2012	330,000	$ 364,950	$ 326,613	$ 5,546,821	$ 6,238,384
Net loss	-	-	-	(227,759)	(227,759)
Balance as of December 31, 2013	330,000	$ 364,950	$ 326,613	$ 5,319,062	$ 6,010,625

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Cash Flows

For the year ended December 31, 2013

(expressed in US dollars)

Cash flows from	
Operating activities	
Net loss	$ (227,759)
Item not affecting cash	
Amortization	27,543
Deferred taxes	(46)
	27,497
Changes in non-cash operating working capital items	
Increase in accounts receivable	(169,160)
Increase in prepaid expenses	(44,545)
Increase in income tax receivable	(120,192)
Decrease in accounts payable and accrued liabilities	(2,447)
Decrease in income tax payable	93,131
	(243,213)
Cash used by operating activities	(443,475)
Investing activities	
Purchase of property and equipment	(18,341)
Cash used by investing activities	(18,341)
Effect of foreign exchange rate changes on cash and cash equivalents	(17,126)
Net decrease in cash and cash equivalents during the year	(478,942)
Cash and cash equivalents – Beginning of year	6,449,238
Cash and cash equivalents – End of year	$ 5,970,296
Cash and cash equivalents consist of (Level 1 assets):	
Cash	$ 5,970,296
Short-term deposits	-
	$ 5,970,296
Supplementary information	
Income taxes paid	$ 231,628

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

Helvea Inc. (the "company") is registered as a broker-dealer with the US Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company claims exemption from Rule 15c 3-3 paragraph (k)(2)(i) of the Securities Exchange Act of 1934 (the Act).

The company commenced its principal business activity of marketing European securities in 2005.

As of August 2, 2013, Helvea Holding S.A. was acquired by Baader Bank AG. The company elected not to push down the affects of the aquistion.

2 Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contingencies

In the normal course of business, the company enters into contracts that contain a variety of representations and warranties which provide general indemnification. The company's maximum and minimum exposures under these arrangements are unknown, as this would involve future claims that may be made against the company which have not yet occurred. However, based on experience, management expects the risk of this to be remote.

Commissions

The company records its brokerage and commission revenue on a trade-date basis.

Research services

The company recognizes research service revenues when they are earned: specifically, when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined and collectibility is reasonably assured.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents. The majority of the company's cash is held with two financial institutions.

(expressed in US dollars)

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight line basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	33%
Leasehold improvements	20%

Artwork in the amount of $10,760 is included in furniture and equipment and is considered an asset with an undefined useful life and therefore is not amortized.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Foreign currency translation

These financial statements are presented in US dollars, which is the company's functional currency.

Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of operations.

Estimated fair value of financial instruments

The company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(expressed in US dollars)

Financial assets and financial liabilities

The company's financial assets and financial liabilities other than cash and cash equivalents (Level 1) are carried at amounts that approximate market value due to their short-term nature. These amounts are Level 2 assets and liabilities.

3 Property and equipment

	Cost	Accumulated amortization	Net
Furniture and equipment	$ 144,796	$ 116,612	$ 28,184
Computer equipment	131,600	131,600	-
Leasehold improvements	68,138	68,138	-
	$ 344,534	$ 316,350	$ 28,184

4 Capital stock

Authorized – unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class A common shares, voting, $1 par value
Class B common shares, non-voting, $1 par value

Issued and fully paid

330,000 Class A common shares	$ 364,950

(expressed in US dollars)

5 Related party transactions and balances

The statement of operations includes the following related party transactions:

- Commissions earned are collected by Helvea Holding S.A. and remitted to the company, and commission expense is paid to Helvea Holding S.A.

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

6 Commitments

Minimum annual lease payments under operating leases are as follows:

Year ended December 31,		
2014	$	229,448
2015		218,051
2016		218,051
2017 and thereafter		81,476

Rent expenses for the year amounted to $273,618.

7 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair values.

Position risk

Position risk corresponds to the risk that fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As of December 31, 2013, the company held no such short-term deposits.

(expressed in US dollars)

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with very high credit quality financial institutions (AA– and above). Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

Interest rate risk

The company's exposure to interest rate risk as of December 31, 2013 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed rate of 0.5%
Accounts receivable	Non-interest bearing
Income taxes recoverable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

An increase or decrease of 1% in interest rates would not have a significant impact.

8 Current income taxes

Rate reconciliation: Statutory to effective tax rate

Loss before income taxes	$ (30,627)
Provision for income taxes	197,132
Income taxes at statutory rate	(10,413)
Permanent item	
Non-deductible meals	12,153
Other reconciliation items	
Change in valuation allowance	229,682
True-up difference from prior years	(32,425)
Other	(1,865)
Provision for income taxes	$ 197,132

The company is not currently under the tax authorities' examinations for the following open tax years (seven open tax years with the Canadian tax authorities for foreign transactions):

- US Federal – December 31, 2009, 2010, 2011, and 2012
- US New York State/City – December 31, 2009, 2010, 2011, and 2012
- Canada Federal – December 31, 2009, 2010, 2011, and 2012

(expressed in US dollars)

- Canada Provincial – December 31, 2009, 2010, 2011, and 2012

The company has no accrual for uncertain tax positions.

Deferred income taxes

The components of deferred taxes are as follows:

Property and equipment	$ 154,281
Unrealized foreign exchange	(47,391)
Vacation payable	7,466
Federal net operating losses (NOLs) carried forward	1,441,371[1]
Foreign tax credits related to Canadian taxes	335,327[2]
State taxes	-
Valuation allowance	(1,880,864)[1]
Canadian deferred tax asset	$ 10,190

(1) As of December 31, 2013, the company has United States net operating losses of approximately $4,239,300 which can be carried forward to future taxation years and offset against taxable income. Since the company does not believe realization is more likely than not, a full valuation allowance has been recorded against the net deferred income tax assets. The expiration of these NOL carry-forwards is as follows:

Year generated	Year expired	Amount
2007	2027	$ 1,500,000
2008	2028	149,515
2009	2029	796,339
2010	2030	1,478,529
2011	2031	227,617
2012	2032	87,300
		$ 4,239,300

(2) For US tax purposes, the accrued Canadian income taxes of $235,753 can be used as a foreign tax credit ("FTC") to offset US current income tax payable. The company must utilize the federal NOLs before the FTCs. The FTC can be carried forward for ten years against the company's pre-credit US taxes, subject to FTC limitation. The company does not expect to generate enough US income taxes payable to utilize the FTC; thus, a full valuation allowance is taken against the deferred income tax assets.

(3) The net operating losses carried forward and foreign tax credits carried forward as at the tax ownership change that occurred in August 2013 due to the Baader Bank acquisition, will be subject to an annual limitation post-ownership change should they be utilized.

(expressed in US dollars)

9 Capital requirements

The company is a member of FINRA and is therefore subject to the capital requirements (Rule 15c 3-1) of the Act. This Rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% of its "net capital", as those terms are defined by the Act.

As of December 31, 2013, the company's aggregate indebtedness and net capital were $453,507 and $5,297,895, respectively, giving a result of 8.56%.

The company does not hold client funds or securities nor owe money or securities to customers. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

(expressed in US dollars)

Computation of net capital

Shareholder's equity	$ 6,010,625
Deductions and/or charges	
Non-allowable assets	
Accounts receivable	227,331
Prepaid expenses	107,939
Income tax receivable	120,192
Deferred tax asset	10,190
Property and equipment	28,184
Total deductions	493,836
Net capital before haircuts on securities positions	5,516,789
Haircuts	218,894
Net capital	5,297,895
Minimum capital requirements	250,000
Excess net capital	$ 5,047,895
Aggregate indebtedness	
Accounts payable and accrued liabilities	$ 346,412
Income tax payable	107,095
	$ 453,507
Aggregate indebtedness as a percentage of net capital	8.56%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the above computation and the corresponding computation prepared by Helvea Inc. and included in the company's unaudited Part II Focus Report filed by the company on January 23, 2014.

pwc

Report of Independent Accountants

To the Shareholder of Helvea Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of Helvea Inc. (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. On July 29, 2013, payment on item 2B was made by wire reference #4321000696 in the amount of $8,786. A difference of $18.00 to item 2B of $8,768 was observed. Management of the Company informed us this amount represented bank wire transfer charge.

    b. On January 24, 2014, payment on item 2F was made by wire reference #4402400420 in the amount of $8,473. A difference of $18.00 to item 2F of $8,455 was observed. Management of the Company informed us this amount represented bank wire transfer charge.

2. Compared the sum of "Commissions" amount, "Research services" amount, "Interest income" amount, "Foreign exchange gain" amount, and "Gain on disposal of property and equipment" amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $7,000,465 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. There was no difference observed.

3. Compared the deductions reported in item 2c (8) Other revenue not related either directly or indirectly to the securities business of $106,969 and $4,269 on page 2 of Form SIPC-7 with the supporting schedules and working papers and agreed the amounts to corresponding amounts in the Company's general ledger. No differences were observed.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,889,227 and $17,223, respectively of the Form SIPC-7. There were no differences observed.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Helvea Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066540 FINRA DEC
HELVEA INC 7*7
600 LEXINGTON AVE STE 2501
NEW YORK NY 10022-7617

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 17,223

B. Less payment made with SIPC-6 filed (exclude interest) (8,768)
JULY 29, 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,455

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,455

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,455

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HELVEA INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of JANUARY, 20 14.

MORGAN DEANE, DIRECTOR & GENERAL COUNSEL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No. | Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,000,465

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

FOREIGN EXCHANGE GAIN 106,969

(Deductions in excess of $100,000 require documentation)

GAIN ON DISPOSAL OF PROPERTY AND EQUIPMENT 4,269

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 6,889,227

2e. General Assessment @ .0025 $ 17,223

(to page 1, line 2.A.)

pwc

Report of Independent Accountants

To the Shareholder of Helvea Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of Helvea Inc. (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. On July 29, 2013, payment on item 2B was made by wire reference #4321000696 in the amount of $8,786. A difference of $18.00 to item 2B of $8,768 was observed. Management of the Company informed us this amount represented bank wire transfer charge.
    b. On January 24, 2014, payment on item 2F was made by wire reference #4402400420 in the amount of $8,473. A difference of $18.00 to item 2F of $8,455 was observed. Management of the Company informed us this amount represented bank wire transfer charge.

2. Compared the sum of "Commissions" amount, "Research services" amount, "Interest income" amount, "Foreign exchange gain" amount, and "Gain on disposal of property and equipment" amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $7,000,465 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. There was no difference observed.

3. Compared the deductions reported in item 2c (8) Other revenue not related either directly or indirectly to the securities business of $106,969 and $4,269 on page 2 of Form SIPC-7 with the supporting schedules and working papers and agreed the amounts to corresponding amounts in the Company's general ledger. No differences were observed.

pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,889,227 and $17,223, respectively of the Form SIPC-7. There were no differences observed.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Helvea Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 27, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066540 FINRA DEC
HELVEA INC 7*7
600 LEXINGTON AVE STE 2501
NEW YORK NY 10022-7617

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 17,223

B. Less payment made with SIPC-6 filed (exclude interest) (8,768)
JULY 29, 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,455

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,455

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,455

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HELVEA INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of JANUARY, 20 14.

MORGAN DEANE, DIRECTOR & GENERAL COUNSEL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,000,465
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
FOREIGN EXCHANGE GAIN	106,969
(Deductions in excess of $100,000 require documentation)	
GAIN ON DISPOSAL OF PROPERTY AND EQUIPMENT	4,269
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 6,889,227
2e. General Assessment @ .0025	$ 17,223
	(to page 1, line 2.A.)

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Shareholder of Helvea Inc.:

In planning and performing our audit of the financial statements of Helvea Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)
2. Determining compliance with the exemptive provisions of Rule 15c3-3

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 27, 2014

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